

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mailstop 3233

May 26, 2017

Via E-Mail
Matthew J. DiLiberto
Chief Financial Officer
SL Green Realty Corp. and SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, NY 10170

> **Re:** **SL Green Realty Corp.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 1-13199**
>
> **SL Green Operating Partnership, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 333-167793-02**

Dear Mr. DiLiberto:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 43

1.   In future periodic filings please revise your presentation to begin your reconciliation of NOI with Net income (loss), ensuring such non-GAAP measure does not receive undue prominence. Refer to Question 102.10 of the updated Non-GAAP Financial Measures

Compliance and Disclosure Interpretations issued on May 17, 2016. Additionally, provide such reconciliation of Net income to NOI within your future interim periodic filings. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 71

2.   In future periodic filings please separately present the carrying amount and classification of the assets and liabilities of your consolidated variable interest entities, excluding your Operating Partnership, on the face of your balance sheet, or tell us why you believe such presentation is not required; refer to ASC 810-10-50-14. Note that you may state such amounts parenthetically after each line item or include a table following the consolidated balance sheets to present assets and liabilities of your consolidated VIEs. Apply such comment to the consolidated balance sheets of your Operating Partnership.

6. Investments in Unconsolidated Joint Ventures, page 112

3.   Please provide to us your basis for achieving sale accounting for the sale of 40% interest and subsequent consent to modifications of the mortgage, related to your investment in 11 Madison Avenue that resulted in your deconsolidating such investment; cite the accounting literature relied upon. In your response, discuss the decisions that you determined are major requiring the approval of your investment partner PGIM Real Estate, as well as those decisions that do not require such approval. Please provide a similar analysis for your intended deconsolidation for your sale of approximately 29% interest in the One Vanderbilt Avenue development project in April 2017 following the admittance of two partners in a newly-formed joint venture in January 2017 related to this project.

Form 8-K filed April 20, 2017

Exhibit 99.2

4.   We note your presentation of Cash NOI and Funds available for distribution. In future periodic filings where non-GAAP measures are presented, please provide a statement disclosing the reasons why you believe the presentation of these non-GAAP financial measures provide useful information to investors; refer to Item 10(e)(1)(i)(C) of Regulation S-K.

5.   We note that you present non-GAAP financial measures, including Combined NOI, NOI – SLG share, Combined cash NOI, and Cash NOI – SLG share. Notwithstanding the comment above, in future periodic filings, provide all disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP financial measure. Additionally, when discussing the impact of your joint venture entities, explicitly disclose that you do not control such investments in unconsolidated entities.

6.   We note that here, as well as within Exhibit 99.1, you provide same-store results of operations and NOI on a combined basis. In future periodic filings, please remove the disclosure combining such results, as it violates Question 100.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3856 if you have questions regarding the comments on the financial statements and related matters.

                                Sincerely,

                                /s/ Shannon Sobotka

                                Shannon Sobotka
                                Staff Accountant
                                Office of Real Estate and
                                Commodities